

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Jeff Radke
Chief Executive Officer
Accelerant Holdings
c/o Accelerant Re (Cayman) Ltd.
Unit 106, Windward 3, Regatta Office Park
West Bay Road, Grand Cayman

> **Re: Accelerant Holdings**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 26, 2023**
> **CIK No. 0001997350**

Dear Jeff Radke:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1. Please confirm that, upon the completion of the reorganizations contemplated by this registration statement, the successor entity will continue with the offering contemplated by the draft registration statement by filing the registration statement using the CIK used to submit the draft.

Investment Portfolio, page 114

2. We note your revisions to this section in response to prior comment 5. Please confirm that, in addition to your discussion of equity concentrations within the mutual funds held in your investment portfolio, Accelerant similarly does not have material concentrations in the securities of any issuer or group of issuers in your investment portfolio, including

combinations of equity and debt securities. Alternatively, revise your disclosure to discuss the concentrations and any monitoring that management or your portfolio managers perform to monitor the concentrations.

<u>Compensation of Named Executive Officers, page 203</u>

3.   We note your disclosure that you issued a promissory note to each of the named executive officers. Please describe the key terms of the promissory notes and the total amount loaned to the executive officers. Also revise your disclosure to discuss the key reasons that you would choose to forgive, rather than accept repayment of the promissory notes.

Please contact William Schroeder at 202-551-3294 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert A. Ryan, Esq.